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FORM SD
Specialized Disclosure Report

SILICOM LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-23288	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

8 Hanagar Street, Kfar Sava, Israel	4442537
(Address of principal executive offices)	(Zip Code)

Eran Gilad
Telephone: +972-9-764-4555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Silicom Ltd. (“Silicom” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market segment as well.

Overview of Silicom’s Conflict Minerals Program

As a product manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them.  We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Conflict Minerals Sourcing Policy

Silicom’s policy with respect to the sourcing of conflict minerals is as follows:

“Conflict minerals” originating from the Democratic Republic of the Congo (DRC) are sometimes mined and sold by armed groups to “finance conflict characterized by extreme levels of violence”. Some of these minerals and the metals created from them (such as tantalum, tin, tungsten and gold) can make their way into the supply chains of the products used around the world, including those in the electronics industry. Silicom's suppliers acquire and use minerals from multiple sources worldwide. As part of Silicom commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Silicom goal to seek to use tantalum, tin, tungsten and gold in our products that are “DRC conflict free” while continuing to support responsible in-region mineral sourcing from the DRC and adjoining countries.

Silicom expects its suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free. Silicom expects our suppliers to comply with the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and conduct their business in alignment with Silicom supply chain responsibility expectations.

In support of this policy, Silicom will:

•
Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply-chain is DRC conflict free.
•	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.
•	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at http://www.silicom-usa.com/Article.aspx?Item=939&ln=en.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Although certain of our hardware products contain conflict minerals, Silicom does not purchase any conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We purchase materials used in our products from our suppliers and some of those materials contribute necessary conflict minerals to our products and/or production process. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as “facilities”) are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores.  We rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry (RCOI)

Having conducted a good faith reasonable country of origin inquiry and due diligence process, Silicom has concluded that during 2013 (i) Silicom has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) Silicom knows or has reason to believe that a portion of its necessary conflict minerals may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries during 2013.

We conducted an analysis of our production process and end products and found that tantalum, tin, tungsten and gold are used in certain of our products.

For 2013, we conducted a supply chain survey with all our direct suppliers that provide materials for our products to obtain country of origin information for the necessary conflict minerals in our products using the EICC-GeSI Conflict Minerals Reporting Template. That supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Silicom. We received responses from approximately 90% of our suppliers. We compared the smelters and refiners identified in the surveys against the lists of facilities which have received a “conflict free” designation by the CFSP or other independent third party audit program which designations provide country of origin information on the conflict minerals sourced by such facilities (such as Flextronics’ database). Supplier responses have been checked and quality and relevance of answers have been verified when required.  When a smelter or refiner in our supply chain was not listed as having received a “conflict free” designation, we expect our suppliers to proactively contact such facility and requested country of origin information for the necessary conflict minerals that it processed.  We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at http://www.silicom-usa.com/Article.aspx?Item=939&ln=en as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Silicom Ltd.
(Registrant)

/s/ Daniel Cohen	June 2, 2014
By: Daniel Cohen, VP Operations	(Date)